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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-27658
                            Washington, D.C. 20549                   -------
                                                                  Cusip Number
                                 FORM 12b-25                       739905 10 7

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:  12/31/1998
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

                            Preferred Networks, Inc.
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Full Name of Registrant

                                 Not Applicable
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Former Name if Applicable

                                 850 Center Way
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Address of Principal Executive Office (STREET AND NUMBER)

                               Norcross, GA 30071
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)     The reasons described in reasonable detail in Part III of this
      |          form could not be eliminated without unreasonable effort or
      |          expense;
      |
 [X]  |  (b)     The subject annual report, semi-annual report, transition
      |          report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
      |          thereof, will be filed on or before the 15th calendar day
      |          following the prescribed due date; or the subject quarterly
      |          report or transition report on Form 10-Q, or portion thereof
      |          will be filed on or before the fifth calendar day following
      |          the prescribed due date; and
      |
      |  (c)     The accountant's statement or other exhibit required by Rule
      |          12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The registrant is engaged in negotiations with its primary lender regarding a proposed amendment to its existing credit facility necessary to provide the registrant with relief from certain of the covenants in the credit facility. Because the attention of the registrant's officers and employees has been diverted to the negotiations and to the preparation of financial and other information required by the lender, the registrant is unable, without unreasonable effort or expense, to complete and file its annual report on Form 10-K by March 31, 1999, the prescribed deadline for filing. In addition, because the registrant intends to file its Form 10-K promptly after agreements are reached, the registrant may file its Form 10-K with information materially different from the information now applicable. The independent auditors' report may also be significantly different from the report that will be given upon conclusion of the negotiations, which would be misleading under the circumstances. The registrant believes that the delay in filing will allow the registrant to resolve its negotiations and/or cause its officers and employees to provide complete and appropriate disclosures in its Form 10-K.
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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Kathryn L. Putnam             770                 582-3552
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

              The registrant expects that its consolidated financial statements will indicate gross revenues of $39.1 million for 1998, as compared to $36.0 million for 1997, or an increase of 8.6%. This increase in revenues from 1997 to 1998 is expected to be a result of (1) gross income from network services increasing by $748,000, (2) product sales revenue increasing by $1.7 million, and (3) other services revenue increasing by $702,000. The primary reason for the increase in network services gross revenues is that the registrant reported only 11 months of activity during 1997 for its subsidiary Mercury Paging & Communications, Inc. since acquiring Mercury on January 31, 1997. For 1998, the registrant expects that Mercury will report gross revenues of $9.1 million, on a monthly basis averaging $754,000.

              The registrant expects that its consolidated net loss for 1998 will be between $13.9 million and $17.9 million, as compared to a consolidated net loss of $19.2 million for 1997. The registrant is unable to provide a more precise estimate of the amount of the 1998 net loss because a financial audit of the registrant is underway and has not been completed. The reduction in consolidated net loss from 1997 to 1998 is expected to be attributable to (1) decreases in general and administrative expenses of $1.5 million, (2) a change in depreciation and amortization from 1997, expected to be between $500,000 less than, and $3.5 million more than, 1997 depreciation and amortization, depending on the final determination of SFAS 121 adjustments, (3) decreases in other expenses of $170,000, and (4) increases in gross revenues as discussed in the preceding paragraph.

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                            Preferred Networks, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date       March 31, 1999            By       /s/ Kathryn L. Putnam
    -----------------------------      ----------------------------------------
                                                  Kathryn L. Putnam
                                              Senior Vice President and
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).